EXHIBIT 8(D)
FORM OF ADDENDUM TO CUSTODIAN AGREEMENT
[Fidelity Funds Letterhead]
The Bank of New York
90 Washington Street
New York, New York 10286
Attn:  Stephen E. Grunston
Re: Addendum to Custodian Agreement, effective August 31, 1996, between Fidelity Aberdeen Street Trust, on behalf of each of its series portfolios known as the Fidelity Freedom Funds, and The Bank of New York
Dear Sirs and Mesdames:
 This letter agreement shall serve as an addendum to the Custodian Agreement (the "Custodian Agreement"), effective August 31, 1996, between Fidelity Aberdeen Street Trust (the "Fund"), on behalf of each of its series portfolios, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund and Fidelity Freedom 2030 Fund (each a "Freedom Portfolio" and collectively the "Freedom Portfolios"), and The Bank of New York (the "Custodian"). This Addendum shall also apply to any future Freedom portfolio of the Fund added to Appendix A in accordance with the terms of the Custodian Agreement. Capitalized terms not otherwise defined herein shall have the meanings specified in the Custodian Agreement.
 Each Freedom Portfolio seeks to meet its investment objective by investing primarily in shares of other open-end mutual funds (the "Underlying Funds") managed by Fidelity Management & Research Company ("FMR") or its affiliates or successors. The Fund, on behalf of each of the Freedom Portfolios, and the Custodian hereby agree that the Bank shall maintain custody of the Freedom Portfolios' investments in Underlying Fund shares in accordance with the following provisions:
 1. Manner of Holding Underlying Fund Shares. Notwithstanding the provisions of Section 2.02 of the Custodian Agreement, the Custodian is hereby authorized to maintain the shares of the Underlying Funds owned by the Freedom Portfolios in book entry form directly with the transfer agent or a designated sub-transfer agent of each such Underlying Fund (an "Underlying Fund Transfer Agent"), subject to and in accordance with the following provisions:
 a. Such Underlying Fund shares shall be maintained in separate custodian accounts for each such Freedom Portfolio in the Custodian's name or nominee, as custodian for such Freedom Portfolio.
 b. The Custodian will implement appropriate control procedures (the "Control Procedures") to ensure that (i) only authorized personnel of the Custodian will be authorized to give instructions to an Underlying Fund Transfer Agent in connection with a Freedom Portfolio's purchase or sale of Underlying Fund shares, and (ii) that confirmations received from the Underlying Fund Transfer Agents are properly affirmed through the Custodian's standard affirmation matching procedure.
 2. Purchases of Underlying Fund Shares. Notwithstanding the provisions of Section 2.03 of the Custodian Agreement, upon receipt of Proper Instructions, the Custodian shall pay for and receive Underlying Fund shares purchased for the account of a Freedom Portfolio, provided that (i) the Custodian shall only send instructions to purchase such shares to an Underlying Fund Transfer Agent in accordance with the Control Procedures ("Purchase Instructions") upon receipt of matching instructions from FMR's custody operations, on the one hand, and FMR's trading operations, on the other, and (ii) the Custodian shall release funds to an Underlying Fund Transfer Agent only after receiving confirmation from such Underlying Fund Transfer Agent that it has received the Purchase Instructions.
 3.  Sales of Underlying Fund Shares.  Notwithstanding the provisions of
Section 2.05 of the Custodian Agreement, upon receipt of Proper Instructions, the Custodian shall release Underlying Fund shares sold for the account of a Freedom Portfolio, provided that the Custodian shall only send instructions to sell such shares to an Underlying Fund Transfer Agent in accordance with the Control Procedures upon receipt of matching instructions from FMR's custody operations, on the one hand, and FMR's trading operations, on the other.
 4. Fee Schedule. Notwithstanding the provisions of the fee schedule currently in effect pursuant to Article VI of the Custodian Agreement, the Custodian will charge each Freedom Portfolio $10.00 for each transaction in Underlying Fund shares by such Freedom Portfolio. Such $10.00 transaction fee will cover all services (other than corresponding wire transfers) to be performed by the Custodian in connection with transactions in Underlying Fund shares by the Freedom Portfolios. All other account activity by the Freedom Portfolios will be charged in accordance with the fee schedule in effect from time to time in accordance with the terms of Article VI of the Custodian Agreement, provided that, notwithstanding anything herein to the contrary, the Custodian will not charge any Asset Fee on the Freedom Portfolio accounts.
 5. Other Provisions of the Custodian Agreement Remain in Effect. The terms of this Addendum apply solely to shares of the Underlying Funds held in custody by the Custodian on behalf of the Freedom Portfolios. Notwithstanding anything herein to the contrary, this Addendum shall not apply to any investment company listed on Appendix "A" attached to the Custodian Agreement, other than the Fund on behalf of the Freedom Portfolios, and this Addendum shall have no force or effect upon the terms and conditions of the Custodian Agreement, except to the extent such terms and conditions are expressly modified or supplemented by the provisions of this Addendum in respect of shares of the Underlying Funds held by the Freedom Portfolios.

 If you are in agreement with the foregoing, please execute the enclosed counterpart to this letter and return it to the undersigned, whereupon this letter shall become an binding Addendum to the Custodian Agreement, enforceable by the Custodian and the Fund in accordance with its terms. FIDELITY ABERDEEN STREET TRUST, on behalf of Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund and Fidelity Freedom 2030 Fund
Agreed and Accepted as of the Date Hereof:
THE BANK OF NEW YORK